Exhibit 99.1

NEWS RELEASE

Toronto, February 18, 2026

Triple Flag Delivers Record Earnings Per Share and Operating Cash Flow Per Share Growth in 2025

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the fourth quarter and full year of 2025 and declared a dividend of US$0.0575 per common share to be paid on March 16, 2026. All amounts are expressed in US dollars, unless otherwise indicated.

“2025 marked another milestone year for Triple Flag, as we continued to build on our track record of delivering record GEOs performance, higher cash flow per share, and value-accretive capital deployment, with over $350 million deployed in 2025,” commented Sheldon Vanderkooy, CEO.

“We carried this momentum into 2026 by unlocking the high-grade E44 gold deposit at Northparkes with Evolution. Triple Flag will receive guaranteed minimum deliveries from E44, representing material upside from a deposit that was previously not included in the life-of-mine plan at Northparkes and has significant exploration potential. Together with Evolution’s announcement of the E22 block cave approval and potential expansion to 10 Mtpa of processing capacity, Northparkes is clearly positioned to be a significant growth asset for our shareholders.

Our long-term organic growth outlook of 140,000 to 150,000 GEOs by 2030 is robust and reflects the achievement of several de-risking milestones delivered by our operators over the past twelve months. Arcata, Koné, Eskay Creek, Era Dorada, Goldfield, South Railroad, and DeLamar are a few examples of the many assets in our portfolio that are now ramping up or advancing rapidly down the path to production over the medium term.

Beyond 2030, our current portfolio is expected to deliver further GEOs growth from Arthur, Kemess, Hope Bay, as well as the growth initiatives at Northparkes. Notably, all of these assets are located in mining-friendly jurisdictions across the United States, Canada and Australia. We look forward to the near-term release of economic studies for both Arthur and Hope Bay from AngloGold Ashanti and Agnico Eagle, respectively, which we believe will highlight strong production profiles, long lives and a clear line of sight to production.

Triple Flag is debt-free with over $1 billion of available liquidity and industry-leading exposure to the strong gold and silver price environment. We will continue our disciplined approach through 2026 to reinvesting the cash flow generated by our business into accretive transactions to drive compounding, per-share growth.”

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Q4 2025 and Full Year 2025 Financial Highlights

	Q4 2025	Q4 2024	FY2025	FY2024
Revenue	$118.9 million	$74.2 million	$388.7 million	$269.0 million
Gold Equivalent Ounces (“GEOs”)[1]	28,757	27,864	113,237	112,623
Operating Cash Flow (per share)	$89.5 million ($0.43)	$63.5 million ($0.32)	$312.8 million ($1.54)	$213.5 million ($1.06)
Net Earnings (Loss) (per share)	$76.8 million ($0.37)	$41.3 million ($0.20)	$240.0 million ($1.18)	($23.1 million) (-$0.11)
Adjusted Net Earnings[2] (per share)	$67.6 million ($0.33)	$36.3 million ($0.18)	$205.5 million ($1.01)	$109.6 million ($0.54)
Adjusted EBITDA[3]	$101.0 million	$63.0 million	$325.0 million	$220.2 million

GEOs by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

($ thousands except GEOs, Asset Margin and per	Three Months Ended December 31		Year Ended December 31
share numbers)	2025	2024	2025	2024
GEOs[1]
Gold	11,780	17,483	72,766	71,761
Silver	16,977	10,381	40,471	40,862
Total	28,757	27,864	113,237	112,623

Revenue
Gold	48,712	46,564	243,003	171,265
Silver	70,204	27,649	145,701	97,726
Total	118,916	74,213	388,704	268,991
Net Earnings (Loss)	76,832	41,280	240,005	(23,084)
Net Earnings (Loss) per Share	0.37	0.20	1.18	(0.11)
Adjusted Net Earnings[2]	67,561	36,252	205,465	109,607
Adjusted Net Earnings per Share[2]	0.33	0.18	1.01	0.54
Operating Cash Flow	89,497	63,473	312,832	213,503
Operating Cash Flow per Share	0.43	0.32	1.54	1.06
Adjusted EBITDA[3]	101,000	62,980	325,014	220,200
Asset Margin[4]	94%	92%	93%	92%

Corporate Updates

•	Triple Flag and Evolution to Unlock the Gold-Dominant E44 Deposit at Northparkes, Underpinned by Guaranteed Gold and Silver Deliveries; Potential Mill Expansion to 10 Mtpa. On February 10, 2026, Triple Flag announced that its wholly owned subsidiary, Triple Flag International Ltd. (“Triple Flag International”), has agreed with Evolution Mining Limited (“Evolution”) to fund $84.3 million in the fourth quarter of 2026 for the development of the new gold-dominant E44 open pit deposit (the “E44 Gold Deposit”) at Northparkes, with Evolution committing to guaranteed minimum deliveries of 45,052 ounces of gold and 446,200 ounces of silver over the 2030 to 2037 period from the E44 Gold Deposit. Triple Flag also congratulated Evolution on its announcement that it has approved the block cave development of the gold-rich E22 deposit at Northparkes, as well as the commencement of a mill expansion study to evaluate the viability of increasing processing capacity to 10 million tonnes per annum (“Mtpa”) or more from 7.5 Mtpa currently.

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The E44 Gold Deposit is a gold-dominant deposit located approximately 21 kilometers away from current mill infrastructure and mining areas. Pursuant to the E44 agreement, Triple Flag International is entitled to purchase 20% of payable gold and 30% of payable silver from the E44 Gold Deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered (the “E44 Stream”).

Triple Flag International has an existing 54% gold and 80% silver stream at Northparkes for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered (the “Existing Stream”). The Existing Stream is unaffected, other than with respect to the E44 Gold Deposit.

Refer to the February 10, 2026, press release on our website, Triple Flag and Evolution to Unlock the Gold-Dominant E44 Deposit at Northparkes, Underpinned by Guaranteed Gold and Silver Deliveries, for further details.

•	Quarterly Dividend Declared: Triple Flag’s Board of Directors approved the declaration of a quarterly cash dividend of $0.0575 per common share that will be paid on March 16, 2026, to shareholders of record at the close of business on March 2, 2026.

•	Share Buyback Activity: Triple Flag renewed its normal course issuer bid (“NCIB”) during the fourth quarter of 2025 in accordance with a disciplined capital allocation strategy focused on balance sheet management, returns to shareholders and accretive growth opportunities. During the period from November 17, 2025, to November 16, 2026, Triple Flag is authorized to purchase up to 10,328,075 of its common shares (representing 5% of the Company’s issued and outstanding common shares at the time of the NCIB renewal). Since the NCIB renewal, Triple Flag bought back 29,700 shares in the open market for $1.0 million.

2026 Guidance

In 2026, we expect stream sales and royalty revenue of 95,000 to 105,000 GEOs.

2026 guidance is based on public forecasts and disclosures by the owners and operators of our assets and our assessment thereof. Key assumptions include:

•	The expected mine sequencing at Northparkes. High-grade gold production at the operation has transitioned from the E31 and E31N open pits to the E48 sub-level cave (“SLC”), which started production in the third quarter of 2025 and is expected to ramp up through 2026.

•	A step-down in the stream rate from 65% to 25% at Cerro Lindo starting in the second quarter, following the cumulative delivery of 19.5 million ounces of silver since we acquired the stream in 2016.

•	The ramp-up of the Arcata silver and gold mine, which commenced production in the fourth quarter of 2025.

2026 Guidance[1]
GEOs Sales[2]	95,000 to 105,000 GEOs
Depletion	$65 million to $75 million
General Administration Costs	$30 million to $32 million
Australian Cash Tax Rate[3]	~25%

1	Assumed gold-to-silver price ratio of 64x in the first quarter, 70x in the second quarter, 75x in the third quarter and 80x in the fourth quarter.
2	Refer to Endnote 1.
3	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, specifically Fosterville, Beta Hunt, Stawell, and Henty.

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2030 GEOs Outlook and Beyond

We reiterate our previous outlook of 135,000 to 145,000 GEOs in 2029.

We now expect our current portfolio to deliver 140,000 to 150,000 GEOs in 2030, representing a significant organic increase over current levels, mainly driven by the following assumptions as well as our assessment of operator guidance. The GEOs expected in the 2030 outlook is derived from mines that are currently in production, or well advanced down the economic study, permitting, or construction path.

•	Northparkes – The ramp-up of the E48 sub-level cave as described above.

•	Ramp-up of producing and development-stage assets – In the medium to long term, revenue from Arcata and Azuca (Sierra Sun Precious Metals S.A.C.), Johnson Camp Mine (Gunnison Copper Corp.), Koné (Montage Gold Corp.), Eskay Creek (Skeena Resources Limited), Goldfield (Centerra Gold Inc.), Ana Paula (Heliostar Metals Ltd.), Era Dorada (Aura Minerals Inc.), South Railroad (Orla Mining Ltd.), Tres Quebradas (Zijin Mining Group Co., Ltd.), Prieska (Orion Minerals Limited), DeLamar (Integra Resources Corp.), and Cove (i-80 Gold Corp.).

•	An assumed gold-to-silver price ratio of 85x.

Significant organic growth beyond the 2030 outlook is driven by:

•	The high-grade E44 gold project, high-grade E22 copper-gold project, as well as a potential 10 Mtpa mill expansion at Northparkes in Australia (Evolution)

•	The Arthur open pit gold oxide project in Nevada (AngloGold Ashanti plc)

•	The Kemess open pit and underground, copper-gold-silver project in British Columbia (Centerra Gold Inc.)

•	The Hope Bay underground gold project in Nunavut (Agnico Eagle Mines Limited)

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q4 2025 were 3,867 GEOs.

High-grade gold production at the operation has transitioned from the E31 and E31N open pits to the E48 SLC, which started production in the third quarter of 2025 and is expected to ramp up through 2026.

As described above, refer to the February 10, 2026, press release on our website, Triple Flag and Evolution to Unlock the Gold-Dominant E44 Deposit at Northparkes, Underpinned by Guaranteed Gold and Silver Deliveries, for further details on the recent transaction.

•	Beta Hunt (3.25% GR and 1.5% NSR gold royalties): Royalties from Beta Hunt in Q4 2025 equated to 1,073 GEOs.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum is expected to be completed by the end of the first half of 2026. Recent capital investment on upgrades to primary ventilation, mine pumping and water supply has enabled increased mining development and improved operational flexibility.

Following the declaration of a maiden resource for the Fletcher Zone in June 2025, which effectively doubled the previous Beta Hunt resource, exploration and definition drilling to determine its potential scale is ongoing before its integration into a life of mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and is located 50 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

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•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q4 2025 equated to 807 GEOs. In February 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) released an updated three-year outlook. The operator now expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2026 and 2027. Notably, production is now expected to further increase to a new steady-state of 170,000 to 190,000 in 2028 and remain at that level through the early 2030s, following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tpd.

These initiatives at Fosterville include stope-cycle optimization, an increase in development rates to sustain 12 kilometers of annual development, upgrades to ventilation infrastructure, new tailings cells and upgrades to the grinding circuit.

•	Henty (3.0% GR gold royalty): Royalties from Henty in Q4 2025 equated to 207 GEOs. In May 2025, Kaiser Reef Limited (“Kaiser Reef”) acquired the Henty underground gold mine in Tasmania from Catalyst Metals Limited. Kaiser Reef’s cornerstone asset is Henty and, since acquiring the asset, the operator has focused on mill throughput expansion initiatives and mine life extension drilling. A near-term focus for Kaiser Reef is to increase annual gold production rates at Henty to 35,000 ounces by the end of its 2027 fiscal year from approximately 28,000 ounces currently. Exploration drilling is ongoing with two rigs.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q4 2025 were 9,319 GEOs.

Under the stream agreement with Nexa Resources S.A. (“Nexa”), we receive 65% of payable silver from Cerro Lindo until 19.5 million ounces have been delivered, and 25% thereafter. As of December 31, 2025, 18.9 million ounces of silver have been delivered since inception under the stream agreement with Nexa. We continue to expect a step-down in the stream rate from 65% to 25% starting in the second quarter of 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q4 2025 were 1,816 GEOs.

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q4 2025 equated to 549 GEOs. Orla Mining Ltd. (“Orla”) announced that Camino Rojo produced 96,764 ounces of gold in 2025, in line with updated guidance of 95,000 to 105,000 ounces.

Preliminary operator guidance for 2026 at Camino Rojo is 110,000 to 120,000 ounces of gold as mining has returned to the main part of the deposit. Due to grade sequencing, production is expected to be weighted towards the second half of the year.

•	Arcata (5% silver and gold streams): The Arcata silver and gold mine in Peru was re-started during the fourth quarter of 2025, in line with operator guidance. Sierra Sun Precious Metals S.A.C., the operator, intends to restart Arcata in multiple phases to generate cash flow for an ongoing ramp-up to steady state. Triple Flag continues to expect GEOs from Arcata to rise over the course of this ramp-up to approximately 5 to 6 thousand GEOs per year by 2028.

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•	Era Dorada (1.0% NSR gold and silver royalty): In the fourth quarter of 2025, Aura Minerals Inc. (“Aura”) released a feasibility study for its 100%-owned Era Dorada underground gold project in Guatemala. Over a nearly 17-year mine life, Era Dorada is designed to produce 104,000 ounces of gold per year. In January 2026, Aura announced that it has received the construction license for Era Dorada and has now commenced early works.

Mining at Era Dorada is expected to commence in May 2026, with commercial production from the plant slated to begin in October 2027.

•	Ana Paula (2.0% NSR gold and silver royalty): In November 2025, Heliostar Metals Ltd. (“Heliostar”) released a preliminary economic assessment (“PEA”) on the 100%-owned, high-grade Ana Paula underground gold project in Mexico. Over a nine-year mine life, Ana Paula is designed to produce 101,000 ounces of gold per year.

Next steps for Ana Paula include a permit amendment submission in Q1 2026, decline development to enable the extraction of a bulk sample and the completion of a feasibility study in advance of a construction decision by the first half of 2027. First gold production is targeted for 2028.

Heliostar expects to finance the construction of Ana Paula from the free cash flow generated by its two operating mines (La Colorada and San Agustin) as well as a project financing facility.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q4 2025 equated to 541 GEOs.

In January 2026, Alamos Gold Inc. (“Alamos”) released three-year production guidance of 155,000 to 175,000 ounces of gold for each of 2026, 2027 and 2028.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q4 2025 equated to 391 GEOs.

Integra Resources Corp. (“Integra”) expects to provide a mineral reserve and resource update as well as a revised life-of-mine plan for Florida Canyon in the first half of 2026. These updates are expected to reflect the results of a 16,000 meter drill program designed to support oxide mine life extension at Florida Canyon.

•	Eagle River (0.5% NSR gold royalty): Royalties from Eagle River in Q4 2025 equated to 120 GEOs.

In January 2026, Wesdome Gold Mines Ltd. introduced 2026 gold production guidance for Eagle River of 105,000 to 115,000 ounces.

•	Gunnison and Johnson Camp Mine (3.5% to 16.5% copper stream and 3.0% GR copper royalty): On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Gunnison Copper Corp.’s 100%-owned Johnson Camp Mine (“JCM”) in Arizona.

Triple Flag owns a 3.0% GR royalty on JCM, which is also within the coverage area of the Company’s separate oxide copper stream on the Gunnison property.

In September 2025, the operator announced first copper sales from JCM, in line with their market guidance. Subsequently in December 2025, the operator announced first copper production from Nuton technology at JCM. JCM’s annual nameplate capacity is 25 million pounds of copper cathode.

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•	Eskay Creek (0.5% NSR gold and silver royalty): In February 2026, Skeena Resources Limited completed the permitting process for the fully financed Eskay Creek gold and silver project in British Columbia. Mining operations are expected to re-start in the second quarter of 2027. Significant infrastructure is already in place at Eskay Creek, including a permitted tailings facility and all-weather access road.

Based on a November 2023 feasibility study, Eskay Creek is expected to produce 324,000 ounces of gold equivalent annually over a 12-year life.

•	Queensway (0.2% to 0.5% NSR gold royalty): The Queensway open pit and underground gold project is located in Newfoundland, Canada and is operated by New Found Gold Corp. (“New Found”). In November 2025, New Found completed the previously announced acquisition of Maritime Resources Corp., which has a mill located 180 kilometers away to potentially process ore from Queensway.

Subject to the completion of permitting, New Found expects first gold in the second half of 2027 from open pit operations at Queensway.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In August 2025, Orla announced that the Notice of Intent (“NOI”) for the 100%-owned South Railroad heap leach project in Nevada was published, which formally initiated the federal permitting process under the National Environmental Policy Act (“NEPA”). As a FAST-41 Covered Project in accordance with NEPA, Orla continues to expect a record of decision for South Railroad by mid-2026, with targeted first gold production in 2028.

In January 2026, Orla released an updated feasibility study for South Railroad and board approval to start project construction, subject to the receipt of all permits. Over a 10-year mine life, the updated feasibility study highlights an average annual gold production profile of approximately 104,000 ounces. Drilling is ongoing, with significant exploration potential across the land package including high-grade oxide mineralization at the Dark Star pit.

•	Goldfield (5.0% NSR gold royalty on the Gemfield deposit): Centerra Gold Inc. (“Centerra”) has reiterated the first production timeline of late 2028 for the 100%-owned Goldfield heap leach project in Nevada.

Over an approximately seven-year life, Goldfield is expected to produce an average of over 100,000 ounces of gold per year from 2029 to 2032, followed by production of 47,000 ounces of gold in 2033 and 29,000 ounces of gold in 2034.

Triple Flag’s royalty coverage at Goldfield is on the Gemfield deposit of the project, which represents approximately 80% of the project’s overall life of mine production. Centerra has existing permits for Gemfield, which will require minor amendments based on the current project design. A Modified Plan of Operations for Gemfield was submitted in August 2025.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): In December 2025, Integra released an updated feasibility study for the 100%-owned DeLamar gold and silver heap leach project in Idaho. Over a 10-year mine life, the project is designed to produce 106,000 gold equivalent ounces per year.

An NOI for DeLamar is expected to be published in the second quarter of 2026, followed by a record of decision in the third quarter of 2027. DeLamar has been selected as a FAST-41 Covered Project in accordance with NEPA.

Further mine plan exists from the large sulphide resource currently not included in the updated feasibility study, as well as near-mine expansion opportunities.

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•	Cove (2.0% and 1.5% NSR gold and silver royalty, partial coverage): In November 2025, i-80 Gold Corp. (“i80”) announced that a feasibility study for the 100%-owned Cove underground project in Nevada is expected to be released in the first quarter of 2026.

This study is anticipated to include infill drill results from over the past two years, converting current inferred and indicated resources into higher-confidence categories. i-80 continues to expect permitting at Cove to be completed by the end of 2027, with production commencing in mid-2029.

•	Hope Bay (1.0% NSR gold royalty): A technical evaluation on the potential for a gold production profile of 400,000 to 425,000 ounces per year at Hope Bay remains on track to be completed in the second quarter of 2026. A potential construction decision for the Hope Bay underground project in Nunavut is expected in May 2026.

Operating at 6,000 tpd, Hope Bay is currently envisioned to have Patch 7, Doris and Madrid North Naartok as mining fronts, at a scale similar to Agnico Eagle’s Meliadine mine in Nunavut. Production would commence in 2030.

Should a positive construction decision be reached for Hope Bay, Agnico Eagle intends to spend $400 to $450 million in 2026 on the redevelopment of the asset.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a gold project, 100%-owned and operated by Mayfair Gold Corp. (“Mayfair”), which straddles the Pipestone fault in Northern Ontario. In January 2026, a pre-feasibility study for Fenn-Gib was released, which highlighted average annual gold production of 64,000 ounces over a 14-year life. Notably, the PFS mine plan only covers approximately 24% of the total indicated resource at Fenn-Gib, providing longer-term growth optionality.

Next steps for Fenn-Gib include the advancement of permitting activities, detailed engineering and stakeholder engagement with a target construction date of 2028 and first gold pour in 2030.

•	Kemess (100% silver stream): In January 2026, Centerra Gold Inc. (“Centerra”) released a PEA for their 100%-owned Kemess project located in British Columbia. Kemess is designed as an open pit and long-hole stoping operation producing 267,000 gold equivalent ounces over a 15-year mine life, representing a potential second cornerstone asset for Centerra in British Columbia after Mount Milligan.

Next steps for Kemess include the completion of a pre-feasibility study in 2027, and potential production in late 2031. Significant infrastructure is already in place at the project site, including a 50,000 tpd mill, 380-kilometer power line, and a camp. Notably, the PEA mine plan only represents approximately 47% of the total indicated and inferred resource tonnes, providing upside potential for further ounces to be included in subsequent economic studies.

As of December 31, 2025, indicated silver resources at Kemess are 244,431 thousand tonnes grading 1.37 g/t Ag, containing 10,780 koz Agi. Inferred silver resources at Kemess are 299,593 thousand tonnes grading 1.26 g/t Ag, containing 12,146 koz Ag.

•	Tamarack (2.11% NSR nickel, copper and cobalt royalty): In January 2026, Talon Metals Corp. (“Talon”) completed the acquisition of the producing Eagle nickel mine in Michigan from Lundin Mining Corp., which now owns 19.9% of Talon. The Eagle operation provides cash flow to be deployed towards the exploration and permitting of Talon’s Tamarack nickel-copper project located in Minnesota, while also serving as another potential processing option for the project, together with the Beulah Minerals Processing Facility in North Dakota.

•	Arthur (1.0% NSR gold royalty): AngloGold Ashanti plc announced that the pre-feasibility study for the 100%-owned Arthur oxide gold project in Nevada is on track for completion in the first quarter of 2026.

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Exploration drilling at Arthur in 2026 and 2027 is expected to focus on testing known mineralized structures between Silicon and Merlin, testing parallel structures at Silicon, follow-up drilling in the Merlin hanging wall block to the east, as well as extending Silicon down-dip and north to the Beatty Wash target.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q4 2025 were 1,096 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): Sales from our stream and royalty interests in Agbaou equated to 554 GEOs and 583 GEOs in Q4 2025, respectively. Sales from our stream interest in Bonikro equated to 290 GEOs in Q4 2025.

During the fourth quarter of 2025, Allied Gold Corp. (“Allied”) announced that a concept-level underground study of the Hiré target at Bonikro was completed, and supported further work and drilling to assess the viability of underground mining as a long-term strategy to extend the mine life at Bonikro.

In January 2026, Allied announced that Zijin Gold International Company Limited has agreed to acquire Allied in an all-cash transaction expected to close in April 2026.

•	Koné (2.0% NSR gold royalty, partial coverage): In January 2026, Montage Gold Corp. announced an earlier production start for the Koné project located in Côte d’Ivoire. First production from Koné is now expected in late 2026 through the oxide circuit, with the hard rock comminution circuit on schedule for commissioning in the second quarter of 2027. Key development updates during the past quarter include the completion of all carbon-in-leach tanks, the oxide sizer, delivery of the ball mill shell, and the site water storage infrastructure. Construction remains on-budget.

•	Prieska (0.8% GR copper, zinc, gold and silver royalty): In February 2026, Orion Minerals Limited announced that it has signed a binding agreement with Glencore plc for concentrate offtake financing of $250 million for the fully permitted Prieska copper-zinc project in South Africa. Development of Prieska is currently based on a two-phase development approach, including the mining of a near-surface supergene sulphide zone to be accessed from an existing decline followed by a second phase of deeper mining that leverages an existing mine shaft. Collectively, the two phases are designed to produce total metal-in-concentrate of 213 thousand tonnes of copper and 611 thousand tonnes of zinc over a 13-year mine life. Using the Glencore offtake financing, Orion expects production from the first phase at Prieska by the end of the first quarter of 2027.

Triple Flag has the right, but not the obligation, to acquire a fixed ratio gold and silver stream on Prieska for $80 million, to be drawn down in tranches alongside other sources of funding during development. Among other events, this is conditional upon South African regulatory approvals, the mine development being fully funded, and finalization of an executable mine plan to Triple Flag’s satisfaction. Further details on our next steps will be provided in due course.

•	ATO (25% gold stream and 50% silver stream): As of December 31, 2025, Steppe Gold’s subsidiary remained in default of its delivery obligations under the ATO streaming agreement. We have not assumed any GEOs from ATO in our 2026 guidance and 2030 outlook.

Obligations under the streams are guaranteed. Triple Flag is in discussions with Steppe Gold and related parties, while Triple Flag pursues legal enforcement. The Company remains confident in the strength of its position in this matter.

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Conference Call Details

A conference call and live webcast presentation will be held on February 19, 2026, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/213863882

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until March 5):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 239 assets, consisting of 16 streams and 223 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 34 producing mines and 205 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

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Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the expected timing of the Cerro Lindo step-down;  the Company’s current and prior annual and five-year guidance; operational and corporate developments for the Company; developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments with respect to certain of the mines, projects, properties, studies or reports that underlie the Company’s interests, strengths and characteristics; the conduct of the conference call to discuss the financial results for the fourth quarter of 2025;  our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs); the results of ongoing discussions and negotiations with Steppe Gold. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2025 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

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Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

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Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

	2025
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	118,916	93,456	94,087	82,245	388,704
Average gold price per ounce	4,135	3,457	3,280	2,860
GEOs[1]	28,757	27,037	28,682	28,761	113,237

1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

	2024
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	74,213	73,669	63,581	57,528	268,991
Average gold price per ounce	2,663	2,474	2,338	2,070
GEOs[1]	27,864	29,773	27,192	27,794	112,623

1.	GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments, prepaid gold interests and other;
•	other non-recurring charges; and
•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, and other non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

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Reconciliation of Net Earnings to Adjusted Net Earnings

($ thousands, except share and per	Three months ended December 31,		Year ended December 31,
share information)	2025	2024	2025	2024
Net earnings (loss)	$76,832	$41,280	$240,005	$(23,084)
Impairment (reversal) charges and expected credit losses[1]	—	—	(4,300)	148,034
Gain on disposition of mineral interests	(5,354)	—	(6,710)	—
Foreign currency translation (gain) loss	(51)	(76)	414	(181)
Increase in fair value of investments, prepaid gold interests and other	(20,687)	(7,249)	(46,233)	(12,775)
Other non-recurring charges[2]	10,299	—	10,299	—
Income tax effect	6,522	2,297	11,990	(2,387)
Adjusted net earnings	$67,561	$36,252	$205,465	$109,607
Weighted average shares outstanding – basic	206,561,183	201,367,681	203,618,559	201,304,234
Weighted average shares outstanding – diluted	207,165,115	201,677,897	204,071,985	201,304,234
Net earnings per share - basic	$0.37	$0.20	$1.18	$(0.11)
Net earnings per share - diluted	0.37	0.20	1.18	(0.11)
Adjusted net earnings per share - basic and diluted	$0.33	$0.18	$1.01	$0.54

1.	Impairment reversals for the year ended December 31, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the year ended December 31, 2024 are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.
2.	During the quarter and year ended December 31, 2025, the Company incurred $10.3 million (2024: nil) to settle a review of past transactions between the Company and Evolution, the operator of the Northparkes mine.

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Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;
•	finance costs, net;
•	depletion and amortization;
•	impairment charges and write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments and prepaid gold interests and other;
•	non-cash cost of sales related to prepaid gold interests and other; and
•	other non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other and other non-recurring charges.. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

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Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
($ thousands)	2025	2024	2025	2024
Net earnings (loss)	$76,832	$41,280	$240,005	$(23,084)
Finance costs, net	575	901	3,459	5,073
Income tax expense	13,787	6,064	29,353	10,314
Depletion and amortization	19,468	19,271	79,578	75,900
Impairment (reversal) charges and expected credit losses[1]	—	—	(4,300)	148,034
Non-cash cost of sales related to prepaid gold interests and other	6,131	2,789	19,149	16,919
Gain on disposition of mineral interests	(5,354)	—	(6,710)	—
Foreign currency translation (gain) loss	(51)	(76)	414	(181)
Increase in fair value of investments, prepaid gold interests and other	(20,687)	(7,249)	(46,233)	(12,775)
Other non-recurring charges[2]	10,299	—	10,299	—
Adjusted EBITDA	$101,000	$62,980	$325,014	$220,200

1.	Impairment reversals for the year ended December 31, 2025 are due to a reversal of impairment losses relating to previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process. Impairment charges and expected credit losses for the year ended December 31, 2024 are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Elevation Gold stream and related interests.
2.	During the quarter and year ended December 31, 2025, the Company incurred $10.3 million (2024: nil) to settle a review of past transactions between the Company and Evolution, the operator of the Northparkes mine.

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Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess the profitability of our metal sales and asset margin to evaluate our performance in increasing revenue and containing costs and to provide a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

($ thousands except Gross profit margin and	Three months ended December 31,		Year ended December 31,
Asset margin)	2025	2024	2025	2024
Revenue	$118,916	$74,213	$388,704	$268,991
Less: Cost of sales	(32,327)	(27,829)	(125,786)	(113,781)
Gross profit	86,589	46,384	262,918	155,210
Gross profit margin	73%	63%	68%	58%
Gross profit	$86,589	$46,384	$262,918	$155,210
Add: Depletion	19,401	19,186	79,255	75,554
Add: Non-cash cost of sales related to prepaid gold interests and other	6,131	2,789	19,149	16,919
	112,121	68,359	361,322	247,683
Revenue	118,916	74,213	388,704	268,991
Asset margin	94%	92%	93%	92%

i As of December 31, 2025. Refer to the January 19, 2026, press release from Centerra Gold Inc. for further details, “Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline”

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